Chartered Capital Advisers, Inc.
590 Madison Avenue, 21st Floor
New York, New York 10022
(212) 327-0200– (212) 327-0225 Fax

APPRAISAL SUMMARY

Client and Subject Company.Genmed Holding Corp. (“Genmed” or the “Company”)

Engagement Objective.Chartered Capital Advisers, Inc. (“CCA”) has been engaged to estimate the fair value of the Company’s medical registration rights (the “Medical Registration Rights”) as of December 31, 2009 (the “Measurement Date”)

Purpose of Appraisal.Provide Genmed management (“Management”) with information that can be used for financial reporting purposes only

Estimated Fair Value.We estimate that the fair value of the Medical Registration Rights as of the Measurement Date was between:
•	€2,100,000 and €4,300,000 Exhibit 1
•	$3,000,000 and $6,150,000 Exhibit 1
Our estimates of fair value are subject to the assumptions and limiting conditions enumerated herein.

Applicable Standard of Value.Fair value, defined as “The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”1

Valuation Premise.  Going concern

Valuation Approaches Considered.
—	Market approach—CCA rejected the market approach due to the absence of an exchange market or other suitable benchmarks to value the Medical Registration Rights.
—
Cost approach—the Medical Registration Rights were acquired for noncash consideration—unregistered stock and warrants of the Company in a transaction that was consummated at the time that the Company was a corporate shell whose value was speculative.  The replacement cost of the Medical Registration Rights is unknown, and generally deemed to be irrelevant in valuing intangible assets.

—	Income approach—most common method used to value intangible assets, due to their unique attributes. CCA has valued the Medical Registration Rights based on the income approach.

Company Overview.
•
Genmed is a successor to other businesses that evolved from an entity that was originally formed on April 14, 1998.  The predecessor businesses were discontinued, and the surviving company was reorganized under its current name as a Nevada corporation as of December 12, 2007.  On April 17, 2008 Genmed acquired Genmed B.V. (“GBV”) in exchange for 48MM shares of Genmed restricted common stock and 24MM Genmed warrants (that were subsequently cancelled).  The principal acquired asset was the Medical Registration Rights, comprised of:  (1) a distribution agreement with Atabay Acibadem (“Atabay”) to distribute generic drugs in certain European Union and other countries outside the European Union; and (2) registration rights to Paracetamol (acetaminophen)—a generic form of Tylenol—in the European Union.

_____________________________
1.  Statement of Financial Accounting Standards No. 157:  Fair Value Measurements, ¶5

•
Atabay is a manufacturer of Paracetamol and other pharmaceutical products based in Turkey that has been in business since 1939.  The distribution agreement with Atabay (the “Distribution Agreement”) is a five-year agreement signed as of December 18, 2007, and may be extended by the mutual consent of Atabay and GBV for an additional five-year period.

•
Genmed operations are conducted through GBV, which is located in the Netherlands.  As of the Measurement Date, the Company and its subsidiaries had 8 employees and had yet to generate any sales.  It had filed documents and was awaiting regulatory approval to commence selling Paracetamol in the European Union.  Such approval was obtained subsequent to the Measurement Date, although Management regarded such approval to be reasonably imminent as of the Measurement Date.  The Company also plans to file for permission to sell 16 other products in the European Union.  The Company will rely upon a network of independent sales representatives to generate sales.  Atabay will direct ship to customers so that the Company will not have to hold inventory.  Its principal activities will comprise of:  (1) obtaining the necessary approvals to sell products in the European Union and other countries; (2) product marketing; (3) recruiting and interfacing with independent sales reps; (4) placing and overseeing orders with Atabay; and (5) customer billing and collection.

•
Genmed’s stock is thinly traded on the OTC Bulletin Board under the ticker symbol “GENM.OB.”  Aggregate trading volume for all 2009 reported by CSI amounted to 10,300 shares, consisting of isolated trades on only 12 days during the entire year.  With infrequent, low-volume trading, the stock fluctuated between 6¢ and $1.01 during 2009 (Exhibit 2).  With 123MM shares outstanding as of 11/18/09, and a share price of 6¢ paid in most of the December and November 2009 transactions, the market capitalization of the Company was approximately $7MM.

Estimate of Fair Value
—	To estimate fair value CCA has
Interviewed Management and representatives of the Company’s independent accounting firm (see “Information Sources”)
Reviewed various documents and Websites (see “Information Sources”)
Performed independent research
Prepared various analyses summarized herein
—
CCA has estimated the fair value of the Medical Registration Rights based on discounted cash flow analysis (Exhibit 1).  Our estimate of their fair value is based on the present value of the future cash flows that may be reasonably attributed to the Medical Registration Rights (Exhibit 3).  Since the Company had no other material tangible or intangible assets as of the Measurement Date, all or substantially all of the present value of the projected cash flows are attributed to the fair value of the Medical Registration Rights.  If a market participant were to acquire Genmed as of the Measurement Date, the price to be paid would be solely if not exclusively based on the fair value of the Medical Registration Rights.

—	Projection assumptions
CCA has developed a projection of free cash flows for the six years ended December 31, 2015 based on Management projections, adjusted by CCA.

CCA has relied upon Management’s projections of monthly sales (Exhibit 4) and expenses, by 17 product categoriesof pharmaceutical and over-the-counter sales in 12 countries, for the six years ended December 31, 2015.  CCA provided for the risk that actual cash flows realized may be less than projected cash flows by:  (1) reflecting in our analysis only a portion of the sales projected by Management; (2) reflecting higher cost structures and working capital requirements than those projected by Management; and (3) applying  compounded annual discount rates of 60% and 80%, respectively, to develop a range of estimated fair value.

Sales (Exhibits3 and4)
•
CCA has confined our estimate of fair value to that associated with projected sales of Paracetamol in those markets in the European Community for which Genmed has received authorization to sell as of the date of this report.  CCA has excluded from our analysis projected sales of Paracetamol in other countries within the European Community for which the Company is also seeking to obtain permission to initiate sales, and we have also excluded sales of Paracetamol outside of the European Community that are permitted in accordance with the Distribution Agreement.  CCA has also excluded from our estimate of fair value sales of 16 other product categories reflected in Management’s projections and provided for under the Distribution Agreement.  CCA has excluded these sales from our analysis because we believe that a market participant would be reluctant to attribute value to rights associated with products that cannot yet be sold.  In order to sell these other products, the Company would have to go through a similar process to that which was required to gain the permission to sell Paracetamol, which took about 2 years and can cost several hundred thousand per product.  CCA believes that a market participant would not attribute significant value for product rights whose value cannot yet be fully exploited.  To the extent that, in the future, Management is able to complete the process of obtaining authority to sell Paracetamol in other markets and to sell other products contemplated in the Distribution Agreement, the fair value of the Medical Registration Rights would be enhanced.

•
Management believes that the projected sales levels are attainable because the cost advantage that the Company would have as a result of its relationship with Atabay would enable the Company to be the low-cost provider of Paracetamol in the European Community.  This would give the Company a competitive advantage because:  (1) many insurance agreements require the use of the low-cost provider; and (2) budget-conscious consumers are also attracted to lower-priced generic pharmaceutical products.

Cost of goods sold (Exhibit 3)
•
CCA has used the 35% gross margin reflected in Management’s projections.  Management has represented to CCA that it has an oral agreement with Atabay that the Company’s product pricing from Atabay will enable Genmed to realize a 35% gross margin.

•
CCA ascertained the reasonableness of Management’s assertion by comparing projected gross margins to those realized by major companies involved in the sale of generic pharmaceutical products (Exhibit 5).  Management’s projections are not inconsistent with industry gross margin levels.

Selling, general, and administrative expenses (Exhibit 3)
•
Management plans to use an independent sales force which would be paid a 5% commission rate.  Management asserts that initial discussions with potential sales reps have satisfied them that a 5% commission would be sufficient to motivate sales reps to generate the sales levels reflected in Management’s projections.

•
Other selling, general, & administrative expenses are projected to amount to 10% of sales.  Management’s cost projections are considerably below those provided for by CCA.  We have chosen to project a higher expense structure than that projected by Management because we believe that market participants would most likely consider industry averages (Exhibit 5) for a company that lacked any operating history.

•
Our analysis reflects aggregate selling, general & administrative expenses amounting to 15% of sales; industry averages amounted to 17.9% of sales during 2009 (Exhibit 5).  CCA is satisfied that the provision reflected in the projections are reasonable because:  (1) the projections are based on an entity that would have limited activities, confined largely to marketing, billing, and collections; and (2) unlike the Guideline Companies, the Company would not be involved in warehousing, distribution, and administering a business with a greater breadth of activities.

Income taxes (Exhibit 3)
•	CCA has used the maximum corporate income tax rate for the Netherlands of 25.5%.
Working capital (Exhibit 3)
•
Accounts receivable reflect 75 days’ sales in ending accounts receivable, except for 2010, which only reflects a half year of sales activity, therefore, 150 days’ sales.  Management anticipates that, many customers would be paying via letter of credit that be drawn as products are released for shipment by Atabay.  For purposes of conservatism, Management has suggested allowing for 60 days’ sales in ending accounts receivable; CCA has made the provision reflecting 75 days’ sales in ending receivable, which is slightly more favorable than the experience of the Guideline Companies reflected in Exhibit 5.

•	Other current assets are not anticipated to be significant, since the Company would not have inventory. CCA has projected that other current assets would amount to 7.5 days’ sales (15 days in 2010).
•	Accrued sales commissions are projected to be paid at the same rate that receivables are projected to be collected, in accordance with discussions that Management has had with prospective sales reps.
•
A modest provision for payables and accruals (other than sales commissions) is based on 7.5 days’ cost of sales and other SG&A expenses.  To the extent that the Company is able to obtain more beneficial terms cash flow would be improved.

•
Net capital expenditures reflect projected levels in excess of projected depreciation & amortization.  The Company would not require substantial capital assets.  Capital expenditures are projected to consist primarily of the cost of an MIS system, including hardware, software, and programming, to control sales, purchasing, billing, and collections.

—	Terminal value (Exhibit 1)

The projected cash flows cover the period through 2015.  However, the Distribution Agreement, inclusive of a potential renewal by mutual consent, extends through 2017.  Moreover, it is not unreasonable to assume that, if sales were being generated at projected levels, the Company and Atabay would extend the Distribution Agreement beyond 2017.  It is normal to reflect the potential value of cash flows that extend beyond the period for which explicit projections have been made using an estimate of terminal value.  CCA has projected the terminal value of cash flows projected for periods subsequent to 2015 using the H-Model.  This is a variation of the Gordon Growth Model that is used when cash flows are growing at a rate that has not yet faded to the long-term growth rate.  The H-Model decomposes value between that attributable to cash flows based on the long-term growth rate, assumed by Management to be 5%/year, and the incremental cash flows attributed to the H-period (hypergrowth period), in which free cash flows are projected to grow by 88.4% during 2015 (Exhibit 1), and fade to the long-term growth rate within 4 years.

—	Discount rates (Exhibit 1)

CCA has discounted the projected cash flows using compounded annual discount rates ranging between 60% and 80%.  These discount rates are within the range routinely used by venture capitalists for investments in start-up businesses.  They provide for the significant risk that sales and cash flows may deviate substantially below projected levels.  The discount rates are consistent with our experience and judgment, and are within the range for startup entities reflected in the studies summarized in Valuing Early Stage and Venture-Backed Companies.2

—	Estimated range of fair value (Exhibit 1)
Based on the foregoing assumptions and calculations summarized above, we estimate that the fair value of the Medical Registration Rights as of December 31, 2009 was between
•	€2,100,000 and €4,300,000
•	$3,000,000 and $6,150,000

The indicated range is based on the present value as of the Measurement Date of the projected cash flows and terminal value, estimated using compounded annual discount rates of 80% and 60%, respectively

The wide range reflects
•	A wide range of perceived value for an unexploited intangible asset
•	Divergent views regarding value attributable to differences in perceived risk and potential and opportunities
For financial reporting purposes it would be reasonable to use any number contained within the indicated range, based on Management’s perception of risk and opportunity

Information Sources
—	Capital IQ
—	CSI
—	Genmed documents
Agreement between Genmed and Atabay Acibadem dated as of December 17, 2007
________________________________
2 Neil J. Beaton, Valuing Early Stage and Venture-Backed Companies (Hoboken, NJ:  Wiley Finance, 2010), p. 142

Overview and List of Questions: Paracetamol Genmed 500 Mg Tablet
Private Placement Circular
Projections for the six years ended December 31, 2015
SEC filings
Valuation reports prepared by Cronkite & Kissell
—	Genmed personnel
Erwin R. Bouwens—Chief Executive Officer
Randy Hibma—Chief Financial Officer
—	Ibbotson SBBI 2010 Valuation Yearbook
—	Investor presentations prepared by Teva Pharmaceutical Industries, Ltd.
—	Meyler & Company, LLC (independent accountants)
Robert Boyle, CPA
William Meyler, CPA
—	Statement of Financial Accounting Standards No.157: Fair Value
—	U. S. Department of Treasury
—	Valuing Early Stage and Venture-Backed Companies
—	www.atabay.com
—	www.oanda.com

Certification.  We hereby certify the following statements regarding this appraisal:
•	We have no present or prospective future interests in the assets, properties, or business interests that are the subject of this document.
•	We have no personal interest or bias with respect to the subject matter of this document or the parties involved.
•	Our compensation for preparing this document is in no way contingent upon the value reported or on any predetermined value.
•	To the best of our knowledge and belief, the statements of facts contained in this document, on which the analyses, conclusions, and opinions expressed herein are based, are true and correct.

Statement of Contingent and Limiting Conditions.
•
We assume no responsibility for the legal description of matters including legal or title considerations.  Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

•	We assume responsible ownership and competent management and custodial practices with respect to the subject assets, properties, and business interests.
•	The information furnished to us by others and obtained by us from public sources is believed to be accurate. However, we issue no warranty or other form of assurance regarding its accuracy.
•	We assume no hidden or undisclosed conditions regarding the subject assets, properties, or business interests.
•	We assume that there is full compliance with all applicable international, federal, state, and local regulations and laws.

•
We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which this document is based.

•
We have no knowledge of the existence of environmental problems with respect to the subject assets, properties, or business interests, other than those disclosed in the Company’s financial statements and footnotes thereto.  However, we are not qualified to detect such problems.  We assume no responsibility for such conditions or for any expertise required to discover them.

•
CCA is not explicitly or implicitly guaranteeing the realization of the values reflected in this document.  A condition of receipt of this document is that the aggregate financial responsibility of CCA to any and all parties collectively who may assert to have relied upon this the amount of fees paid to CCA in this matter.  Moreover, any third party purporting to rely on this document agrees that, in the event it were to be unsuccessful in a lawsuit against CCA, it would be responsible for reimbursing CCA for any and all reasonable attorneys and expert fees and related expenses.

•
Possession of this document does not carry with it the right of publication.  It may not be used for any purpose by any person other than the client to whom it is addressed without our written consent, and in any event, only with proper written qualifications and only in its entirety.

•
By reason of this document, we are not required to furnish a valuation report in any other format, or to give testimony or to be in attendance in court with respect to the assets, properties, or business interests in question unless arrangements have been previously made.

•
Neither all nor any part of the contents of this document shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

•
The analyses, opinions, and conclusions presented in this document apply to this engagement only and may not be used out of the context presented herein.  This document is valid only for the effective date specified herein, and only for the purpose specified herein.  This document may not be used for raising capital.

•	We have no obligation to update this report or our conclusion of value for information that comes to our attention after the date of this report.
•
We assume no responsibility to any third party who may invest in Genmed and/or lend money to Genmed based on the belief that the estimated fair value of the Medical Registration Rights as of the Measurement Date could be realized as of any subsequent date through a sale, assignment, or liquidation of the Medical Registration Rights.  This valuation analysis is based on Management’s projections, adjusted as described herein.  If the Company is unable to successfully implement its business plan, the fair value of the Medical Registration Rights could be significantly adversely affected.

Appraiser’s Qualifications.
Chartered Capital Advisers, Inc. (www.charteredcapital.com is a New York-based firm that has provided valuation and financial advisory services to clients of all sizes in a diversity of industries since 1988.  Ronald G. Quintero is the founder of CCA and is the professional responsible for this report.  His qualifications include:

•	More than 30 years’ experience as a senior financial professional at KPMG, Zolfo Cooper, Bear Stearns, CCA and its affiliate, R. G. Quintero & Co.;
•	Performed more than 1,000 valuations and appraisals;
•	Testified as an expert witness in courts throughout the United States on more than fifty occasions on valuations and related matters;
•	Award-winning scholar, lecturer and writer on valuations, venture capital, and related matters;
•	A.B.LafayetteCollege; M.S. in Accountancy, NYUSternSchool of Business; A.P.C. in Investment Management, NYUSternSchool of Business; and
•
Certified Public Accountant, Certified Management Accountant, Certified Fraud Examiner, Certified in Financial Forensics, Chartered Financial Analyst, Certified Financial Planner, ACIPA Accreditation in Business Valuation, Certification in Distressed Business Valuation, Certified Turnaround Professional, and Certified Insolvency and Reorganization Advisor.

  CHARTERED CAPITAL ADVISERS, INC.

 Ronald G. Quintero, CPA, CFA, ABV, CDBV
 ManagingDirector

EXHIBIT 2
GENMED STOCK CHART : JANUARY 28, 2008 - APRIL 9, 2010

$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1/28/2008
2/28/2008
3/28/2008
4/28/2008
5/28/2008
6/28/2008
7/28/2008
8/28/2008
9/28/2008
10/28/2008
11/28/2008
12/28/2008
1/28/2009
2/28/2009
3/31/2009
4/30/2009
5/31/2009
6/30/2009
7/31/2009
8/31/2009
9/30/2009
10/31/2009
11/30/2009
12/31/2009
1/31/2010
2/28/2010
3/31/2010

Source: CSI

EXHIBIT 3
GENMED HOLDING CORP.
PROJECTION OF FREE CASH FLOW TO THE FIRM
FOR THE SIX YEARS ENDED DECEMBER 31, 2015 (€000)

	2010	2011	2012	2013	2014	2015
Net sales[1]	€469	5,008	13,880	24,177	38,271	42,385
Cost of goods sold[2]	-305	-3,255	-9,022	-15,715	-24,876	-27,550
Gross profit	164	1,753	4,858	8,462	13,395	14,835
Sales commissions[3]	-23	-250	-694	-1,209	-1,914	-2,119
Other SG&A expenses[4]	-47	-501	-1,388	-2,418	-3,827	-4,238
Operating profit	94	1,002	2,776	4,835	7,654	8,477
Income taxes[5]	-23	-250	-694	-1,209	-1,914	-2,119
NOPAT	70	751	2,082	3,627	5,741	6,358
(Increase) in accounts receivable[6]	-193	-836	-1,823	-2,116	-2,896	-845
(Increase) in other current assets[7]	-19	-84	-182	-212	-290	-85
Increase in sales commissions due[8]	10	42	91	106	145	42
Increase in payables and accruals[9]	10	93	192	305	482	389
Net capital expenditures[10]	-50	-150	-250	-150	-150	-150
Free cash flow	-€172	-184	110	1,560	3,031	5,710

[1]Management's projection of Paracetamol sales in countries where sales are approved; see Exhibit 4

[2]Atabay Distribution Agreement which Management represents would enable the Company to realize a 35% gross margin

[3]5% of sales, based on Management's preliminary discussions with sales agents

[4]10% of sales; see Exhibit 5 and report

[5]Netherlands corporate tax rate of 25.5%

	2010	2011	2012	2013	2014	2015
[6]Days' sales in accounts receivable	150.0	75.0	75.0	75.0	75.0	75.0
	See Exhibit 5 and text of report					
[7]Days' sales in other current assets	15.0	7.5	7.5	7.5	7.5	7.5
	Based on our experience and judgment					

[8]Due when Company is paid

	2010	2011	2012	2013	2014	2015
[9]Days' CGS & other SG&A in A/P & accruals	10.0	10.0	10.0	10.0	10.0	10.0
	Based on our experience and judgment					

[10]Net capital expenditures, in excess of depreciation & amortization, for MIS, computer software, office equipment, furniture & fixtures, and leasehold improvements, based on our experience &

EXHIBIT 4

GENMED HOLDING CORP.

OVERVIEW OF MANAGEMENT SALES PROJECTIONS

FOR THE SIX YEARS ENDED DECEMBER 31, 2015

	2010	2011	2012	2013	2014	2015
Sales Mix (€000):						
Paracetamol	€ 469	5,008	13,880	24,177	38,271	42,385
Other Products	209	2,548	13,767	64,622	155,878	257,812
	€ 678	7,556	27,647	88,799	194,149	300,197
Sales Mix (%):						
Paracetamol	69.2%	66.3%	50.2%	27.2%	19.7%	14.1%
Other Products	30.8%	33.7%	49.8%	72.8%	80.3%	85.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Genmed share of						
EU Pharmacy mkt.	0.1%	1.0%	2.5%	4.0%	6.0%	
EU Market Growth:						
Pharmacy	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
OTC	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

Source: Management projections; Other Products include sales of Paracetamol in European Union countries for which the Company has not yet recceived approval for sale

EXHIBIT 4, continued
GENMED HOLDING CORP.
MANAGEMENT'S PROJECTION OF PARACETAMOL SALES MIX
FOR THE SIX YEARS ENDED DECEMBER 31, 2015 (€000)

	2010	2011	2012	2013	2014	2015
Pharma:						
Netherlands	5.32%	5.33%	5.34%	5.35%	5.37%	5.38%
Belgium	3.43%	3.44%	3.44%	3.45%	3.46%	3.46%
Luxembourg	0.16%	0.16%	0.16%	0.16%	0.16%	0.16%
Germany	26.63%	26.68%	26.74%	26.80%	26.85%	26.91%
United Kingdom	19.62%	19.66%	19.71%	19.75%	19.79%	19.83%
France	20.88%	20.92%	20.97%	21.01%	21.06%	21.10%
Ireland	1.41%	1.41%	1.41%	1.41%	1.42%	1.42%
Spain	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Italy	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Greece	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Poland	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Romania	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	77.44%	77.60%	77.77%	77.93%	78.10%	78.26%
Over-the-Counter:						
Netherlands	1.55%	1.54%	1.53%	1.52%	1.50%	1.49%
Belgium	1.00%	0.99%	0.98%	0.98%	0.97%	0.96%
Luxembourg	0.05%	0.05%	0.04%	0.04%	0.04%	0.04%
Germany	7.76%	7.70%	7.64%	7.59%	7.53%	7.47%
United Kingdom	5.72%	5.68%	5.63%	5.59%	5.55%	5.51%
France	6.08%	6.04%	5.99%	5.95%	5.91%	5.86%
Ireland	0.41%	0.41%	0.40%	0.40%	0.40%	0.39%
Spain	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Italy	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Greece	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Poland	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Romania	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	22.56%	22.40%	22.23%	22.07%	21.90%	21.74%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Source: Management projections

EXHIBIT 4, continued
GENMED HOLDING CORP.
MANAGEMENT'S PARACETAMOL SALES GROWTH PROJECTIONS
FOR THE SIX YEARS ENDED DECEMBER 31, 2015 (€000)

	2011	2012	2013	2014	2015
Pharma:					
Netherlands	970.2%	177.7%	74.6%	58.6%	11.0%
Belgium	970.2%	177.7%	74.6%	58.6%	11.0%
Luxembourg	970.2%	177.7%	74.6%	58.6%	11.0%
Germany	970.2%	177.7%	74.6%	58.6%	11.0%
United Kingdom	970.2%	177.7%	74.6%	58.6%	11.0%
France	970.2%	177.7%	74.6%	58.6%	11.0%
Ireland	970.2%	177.7%	74.6%	58.6%	11.0%
Spain					
Italy					
Greece					
Poland					
Romania					
	970.2%	177.7%	74.6%	58.6%	11.0%
Over-the-Counter:					
Netherlands	960.1%	175.1%	72.9%	57.1%	9.9%
Belgium	960.1%	175.1%	72.9%	57.1%	9.9%
Luxembourg	960.1%	175.1%	72.9%	57.1%	9.9%
Germany	960.1%	175.1%	72.9%	57.1%	9.9%
United Kingdom	960.1%	175.1%	72.9%	57.1%	9.9%
France	960.1%	175.1%	72.9%	57.1%	9.9%
Ireland	960.1%	175.1%	72.9%	57.1%	9.9%
Spain					
Italy					
Greece					
Poland					
Romania					
	960.1%	175.1%	72.9%	57.1%	9.9%
Total	967.9%	177.1%	74.2%	58.3%	10.7%

Source: Management projections